UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2023

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

The information contained in this Current Report on Form 8-K is incorporated by reference into the proxy statement filed by Velodyne Lidar, Inc. (“Velodyne”) with the Securities and Exchange Commission (the “SEC”) on December 8, 2022 (as supplemented, the “Proxy Statement”). All terms used in this Current Report on Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement. The following information should be read in conjunction with the Proxy Statement, which should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Proxy Statement. The inclusion in this Current Report on Form 8-K of certain summary unaudited prospective financial information should not be regarded as an indication that any of Velodyne, Ouster or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material or to be reliably predictive of actual future results, and the unaudited prospective financial information should not be relied upon as such.

As previously disclosed, on November 4, 2022, Velodyne entered into an Agreement and Plan of Merger with Ouster, Inc. (“Ouster”), Oban Merger Sub, Inc. and Oban Merger Sub II LLC (as may be amended from time to time, the “Merger Agreement”) in connection with the proposed combination (the “Transaction”) of Velodyne and Ouster. The information in this Current Report on Form 8-K is being filed to update and supplement the Proxy Statement, which relates to Velodyne’s special meeting of stockholders to be held in connection with the Transaction. This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety, including the annexes thereto and the cautionary notes regarding the risks and limitations associated with relying on prospective financial information.

Item 2.02 Results of Operations and Financial Condition.

On February 1, 2023, Velodyne issued a press release reporting its revenue results for the quarter ended December 31, 2022. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

Velodyne exceeded its fourth quarter 2022 guidance of $13 million to $15 million in billings and $12 to $14 million in revenue. Billings represents the dollar value of products and services provided during the current period and invoiced to the customer. Management uses this metric to track commercial growth, establish performance targets and make budgetary and operating decisions. Billings excludes the effect of the contra revenue recognized in connection with the Amazon warrants.

Item 8.01 Other Events

Under the terms of the Merger Agreement, following the closing of the Transaction, the board of directors of the combined company (the “New Ouster Board”) is expected to be comprised of eight members, including Dr. Ted Tewksbury, Velodyne’s current chief executive officer, three other individuals designated by the Velodyne board of directors, Angus Pacala, Ouster’s chief executive officer, and three other individuals designated by the Ouster board of directors. Dr. Tewksbury is expected to serve as Executive Chairman of the New Ouster Board. The parties anticipate that the following individuals will be designated to serve on the New Ouster Board as shown below:

Velodyne Designees	Ouster Designees
Dr. Ted Tewksbury	Angus Pacala
Virginia Boulet	Susan Heystee
Ernest Maddock	Karin Rådström
Kristin Slanina	Riaz Valani

Provided below are biographical details on each of the eight anticipated designees to the New Ouster Board.

Velodyne Designees

Theodore L. Tewksbury, Ph.D.

Dr. Theodore L. Tewksbury has served as Velodyne’s Chief Executive Officer since November 2021. Prior to that, he was CEO of Eta Compute, a provider of ultra-low power AI vision systems, since August 2019. Dr. Tewksbury has served as a member of the board of directors of Maxlinear, Inc. since May 2015. From February 2017 to March 2019, Dr. Tewksbury was Chairman, President and CEO of Energy Focus, Inc., a provider of high-performance LED lighting technology. Dr. Tewksbury served as interim president and chief executive officer of Entropic from November 2014 until MaxLinear’s acquisition of Entropic in April 2015. Dr. Tewksbury also served as a director of Entropic from September 2010 through April 2015. From 2013 to November 2014, Dr. Tewksbury was an independent consultant to technology companies. From 2008 to 2013, Dr. Tewksbury served as the president and chief executive officer and as a member of the board of directors of Integrated Device Technology, Inc., a publicly traded, mixed signal semiconductor solutions company. Prior to joining Integrated Device Technology, he was the president and chief operating officer of AMI Semiconductor, a mixed signal semiconductor company from 2006 to 2008. Prior to that, Dr. Tewksbury served as managing director at Maxim Integrated Products, Inc., a designer, manufacturer and seller of high-performance semiconductor products, from 2000 to 2006. Dr. Tewksbury was a member of the board of directors of the Global Semiconductor Alliance from 2011 to 2013. Dr. Tewksbury holds a B.S. in Architecture and an M.S. and a Ph.D. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

Virginia Boulet

Ms. Boulet has served as a member of Velodyne’s board of directors since November 2021 and was appointed Chairperson in July 2022. She served as a Managing Director of Legacy Capital, LLC from April 2014 until 2019. From 2014 through 2018, she was an adjunct professor of law at Loyola University Law School. From 2002 to March 2014, Ms. Boulet served as Special Counsel at the law firm of Adams and Reese, LLP. She also served as President and Chief Operating Officer of IMDiversity, Inc. from March 2002 to March 2004. Prior to 2002, Ms. Boulet was a partner at the law firms of Phelps Dunbar, LLP, and Jones Walker. Ms. Boulet serves as a director of W&T Offshore, Inc (WTI:NYSE), the Chairperson of its Nominating and Corporate Governance Committee and on its Audit and Compensation committees. Ms. Boulet received a B.A. from Yale University, and a J.D., cum laude, from Tulane University.

Ernest Maddock

Mr. Maddock served as Chief Financial Officer of Micron Technology, Inc. from 2015 until his retirement in 2018. Prior to that, he served as Executive Vice President and Chief Financial Officer of Riverbed Technology, Inc. from 2013 to 2015. From 1997 to 2013, Mr. Maddock served in various roles at Lam Research Corporation, culminating in the position of Chief Financial Officer from 2008 to 2013. Mr. Maddock has served on the boards of directors of Ultra Clean Holdings Inc. (Nasdaq: UCTT) since June 2018, Avnet (Nasdaq: AVT) since August 2021 and Teradyne (Nasdaq:TER) since November 2022. Mr. Maddock previously served on the Board of Intersil Corporation (Nasdaq: ISIL) from 2015 until its acquisition in 2017. Mr. Maddock received a BS in Industrial Management from the Georgia Institute of Technology and an MBA with a specialization in Finance from Georgia State University.

Kristin Slanina

Ms. Slanina has served as a member of Velodyne’s board of directors since July 2021, and serves on Velodyne’s Audit Committee and Nominating and Corporate Governance Committee. Ms. Slanina is the Chief Innovation Officer at ParkMyFleet, a provider of parking locations and technology solutions for fleet operations, a position she has held since March 2021. Previously, she served as Chief Operating Officer of TrueCar, an automotive pricing and information website for new and used car buyers, from September 2020 to March 2021 where she led the newly formed solutions group and helped the company accelerate into its next phase of growth. Before TrueCar, she was Chief Transformation Officer of Thirdware Consulting, an IT consulting organization, from January 2019 to September 2020, where she led the Emerging Technology group and paved the way for Thirdware’s status as a Tier 1 partner with Ford and other OEMs on vehicle software development, machine learning and blockchain technology. Prior, Ms. Slanina has held roles of increasing responsibility at Ernst & Young, a global professional services firm, and Fiat Chrysler Automobiles, a manufacturer of automobiles, after spending the first 18 years of her career at Ford Motor Company, beginning as a powertrain engineer. Ms. Slanina has served on the Board of Comstock Inc. (NYSE MKT: LODE) since May 2022. She holds an M.S. and a B.S. in Mechanical Engineering from Massachusetts Institute of Technology.

Ouster Designees

Angus Pacala

Angus Pacala has served as Ouster’s Chief Executive Officer and director since he co-founded Ouster in June 2015. Previously, Mr. Pacala was Director of Engineering at Quanergy, Inc. from November 2012 to February 2015. Prior to that, Mr. Pacala was Battery Engineer at Amprius, Inc. from June 2011 to October 2012. Mr. Pacala holds a Bachelor of Science degree in mechanical engineering and a Master of Science degree in mechanical engineering from Stanford University.

Susan Heystee

Susan Heystee has served as a member of the Ouster board of directors since September 2018 and as Ouster’s Interim Chief Revenue Officer since January 2021. Previously, Ms. Heystee was Senior Vice President of Global Automotive Business at Verizon Connect from January 2017 to June 2018. Previously, Ms. Heystee served as Executive Vice President of Global Sales and OEM Business at Telogis, which was acquired by Verizon in July 2016, from February 2010 to December 2016. Ms. Heystee has also served as a member of the board of directors of revVana Inc., a private software-as-a-service company providing revenue realization management solutions, since April 2020, as well as ChargePoint, an electric vehicle infrastructure company, since May 2021. Ms. Heystee holds Bachelor’s degrees in mathematics and business from the University of Waterloo and an executive degree from the Advanced Management Program at Harvard Business School.

Karin Rådström

Karin Rådström has served as the Chief Executive Officer Mercedes-Benz Trucks and as a member of the Board of Management at Daimler Truck AG since February 2021, and as a member of the Supervisory Board of Piab AB, Sweden since June 2019. Ms. Rådström served as Head of Sales and Marketing and as a member of the Executive Board of Scania CV AB (“Scania”) from March 2019 to January 2020. She previously served as Senior Vice President, Head of Buses and Coaches of Scania from November 2016 to February 2019 and as Director of Pre-Sales and Marketing Communication of Scania East Africa Ltd. in Nairobi from October 2014 to December 2015. She holds a Master of Engineering in Industrial Management from the Royal Institute of Technology in Stockholm.

Riaz Valani

Riaz Valani is a general partner and founder at Global Asset Capital. He previously served as chairman of Viventures Partners SA, president of IMDI/Sonique, and a member of Gruntal & Co.’s asset securitization group. Global Asset Capital, LLC is a private equity investor with diversified interests in venture capital, structured finance, and real estate. GAC has a strong track record of success in building enterprises across the telecommunications, media, and technology industries. Riaz also serves on the board of Pratham USA, a charity that supports the work of Pratham, an innovative learning organization created to improve the quality of education in India.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the timing of the Special Meeting; the anticipated Board designees and Board composition of the combined company following the closing of the proposed merger; Ouster’s and Velodyne’s anticipated financial results for the year ended December 31, 2022; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Financial Disclosure Advisory

Ouster and Velodyne report financial results in accordance with U.S. generally accepted accounting principles. All financial data in this press release is preliminary and represents the most current information available to Ouster and Velodyne’s management, as financial closing procedures for the quarter and year ended December 31, 2022 are not yet complete. These estimates are not a comprehensive statement of either company’s financial results for the year ended December 31, 2022 and actual results may differ materially from these estimates as a result of the completion of normal year-end accounting procedures and adjustments, including the execution of internal control over financial reporting, the completion of the audit of the financial statements for the year ended December 31, 2022 and the subsequent occurrence or identification of events prior to the formal issuance of the fourth quarter and annual financial results.

Additional Information

In connection with the proposed merger Velodyne has filed with the SEC and mailed or otherwise provided to its stockholders a joint proxy statement/prospectus regarding the proposed merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND VELODYNE’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Velodyne in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed merger are included in the Joint Proxy Statement/Prospectus relating to the proposed merger filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s investor website at https://investors.ouster.com/ and Velodyne’s investor website at https://investors.velodynelidar.com/.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release of Ouster, Inc. and Velodyne Lidar, Inc., dated February 1, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: February 2, 2023	By:	/s/ Daniel Horwood
Daniel Horwood
General Counsel and Corporate Secretary

Exhibit 99.1

NEWS DETAILS

VIEW ALL NEWS g

Ouster and Velodyne Achieve Guidance and Announce Combined Company Board of Directors in Anticipation of Closing of Merger of Equals

02/01/2023

Ouster and Velodyne achieved Fiscal Year and Q4 2022 guidance, respectively

Diverse Combined Company Board designees with deep company, industry, and financial expertise

Approximately $315 million in combined cash 1 as of December 31, 2022

SAN FRANCISCO—(BUSINESS WIRE) — Ouster, Inc. (NYSE: OUST) (“Ouster”), a leading provider of high-resolution digital lidar, and Velodyne Lidar, Inc. (Nasdaq: VLDR; VLDRW) (“Velodyne”), a global player in lidar sensors and solutions, announced today the proposed designations for the Board of Directors of the Combined Company, subject to approval by the Ouster Board of Directors and closing the proposed merger of equals. The merger is expected to drive significant value creation and result in a stronger financial position through robust product offerings, increased operational efficiencies, and a complementary customer base in fast-growing end-markets.

Combined Company Board of Directors

After careful deliberation in the months following the announcement of the proposed merger, Ouster and Velodyne each selected their four designees to serve as directors of the Combined Company after the proposed merger closes.

Ouster’s four designees to the Board of the Combined Company include:

•	Angus Pacala: Ouster Chief Executive Officer

•	Susan Heystee: Ouster Board Chair; Ouster Compensation Committee Chair and Audit Committee member

•	Karin Rådström: Ouster Nominating and Corporate Govemance Committee member

•	Riaz Valani: prior Ouster Board member and long-term investor

Velodyne’s four designees to the Board of the Combined Company include:

•	Dr. Ted Tewksbury: Velodyne Chief Executive Officer

•	Virginia Boulet: Velodyne Board Chair; Velodyne Nominating and Governance Committee Chair and Compensation Committee member

•	Ernest Maddock: Velodyne Audit Committee Chair and Compensation Committee member

•	Kristin Slanina: Velodyne Audit Committee and Nominating and Governance Committee member product roadmap to meet the future needs of the market. with an expanded global commercial footprint and distribution network, the Combined Company expects to deliver increased volumes, reduce product costs, and drive sustainable growth. Key reasons for the merger of equals include:

•	Accelerated lidar adoption through leveraging complementary customer bases, industry partners and distribution channels as well as reduced production costs;

•	Ability to leverage the combined strengths of both companies, which is expected to result in a more robust product suite and expanded commercial reach;

•	A unified team for top-tier customer support and customer success; and

•

Strengthened financial position, including operational synergies to drive a more efficient cost structure and annualized cost savings, thus extending the cash runway – collectively, these attributes are expected to provide an improved path to profitability.

Following stockholder approval, Ouster and Velodyne intend to close the transaction promptly, and the combined company will be positioned to leverage its strengthened balance sheet. With the closing cash on hand, and subject to combined company Board approval, the combined company will be positioned to pay off Ouster’s credit facility debt of approximately $40 million2. Ouster and Velodyne had a combined cash balance of over $315 million as of December 31, 2022. The combined company expects to achieve annualized cost savings of at least $75 million in operating expenditure synergies, based on standalone cost structures as of September 30, 2022, within 9 months of closing.

Fourth Quarter and Fiscal Year 2022 Financial Results

Ouster achieved its Fiscal Year 2022 guidance of $40 to $55 million in revenue and 25% to 30% in gross margins. Velodyne exceeded its fourth quarter 2022 guidance of $13 million and $15 million in billings3 and $12 to $14 million in revenue.

Special Meeting of Stockholders

On January 26, 2023, Ouster held its Special Meeting of Stockholders at which its stockholders approved matters relating to the proposed merger with Velodyne.

Velodyne will hold its adjourned Special Meeting of Stockholders to approve the proposed merger with Ouster and other related matters at 9:00 a.m. PT on February 3, 2023 at its office 5521 Hellyer Avenue, San Jose, CA 95138. All Velodyne stockholders of record as of the close of business on December 5, 2022 are entitled to vote and attend the Velodyne Special Meeting. For more information on how to vote, visit Velodyne’s investor relations website at https://investors.velodynelidar.com/.

About Board Member Designees:

Angus Pacala has served as Ouster’s Chief Executive Officer and director since he co-founded Ouster in June 2015. Previously, Mr. Pacala was Director of Engineering at Quanergy, Inc. from November 2012 to February 2015. Prior to that, Mr. Pacala was Battery Engineer at Amprius, Inc. from June 2011 to October 2012. Mr. Pacala holds a Bachelor of Science degree in mechanical engineering and a Master of Science degree in mechanical engineering from Stanford University.

Susan Heystee has served as a member of the Ouster board of directors since September 2018 and as Ouster’s Interim Chief Revenue Officer since January 2021. Previously, Ms. Heystee was Senior Vice President of Global Automotive Business at Verizon Connect from January 2017 to June 2018. Previously, Ms. Heystee served as Executive Vice President of Global Sales and OEM Business at Telogis, which was acquired by Verizon in July 2016, from February 2010 to December 2016. Ms. Heystee has also served as a member of the board of directors of revVana Inc., a private software-as-a-service company providing revenue realization management solutions, since April 2020, as well as the ChargePoint, an electric vehicle infrastructure company, since May 2021. Ms. Heystee holds Bachelor’s degrees in mathematics and business from the University of Waterloo and an executive degree from the Advanced Management Program at Harvard Business School.

Karin Rådström has served as the Chief Executive Officer Mercedes-Benz Trucks and as a member of the Board of Management at Daimler Truck AG since February 2021, and as a member of the Supervisory Board of Piab AB, Sweden since June 2019. Ms. Rådström served as Head of Sales and Marketing and as a member of the Executive Board of Scania CV AB (“Scania”) from March 2019 to January 2020. She previously served as Senior Vice President, Head of Buses and Coaches of Scania from November 2016 to February 2019 and as Director of Pre-Sales and Marketing Communication of Scania East Africa Lid. in Nairobi from October 2014 to December 2015. She holds a Master of Engineering in Industrial Management from the Royal Institute of Technology in Stockholm.

Riaz Valani is a general partner and founder at Global Asset Capital. He previously served as chairman of Viventures Partners SA, president of IMDI/Sonique, and a member of Gruntal & Co.’s asset securitization group. Global Asset Capital, LLC is a private equity investor with diversified interests in venture capital, structured finance, and real estate. GAC has a strong track record of success in building enterprises across the telecommunications, media, and technology independent consultant to technology companies. From 2008 to 2013, Dr. lewksbury served as the president and chief executive officer and as a member of the board of directors of Integrated Device Technology, Inc., a publicly traded, mixed signal semiconductor solutions company. Prior to joining Integrated Device Technology, he was the president and chief operating officer of AMI Semiconductor, a mixed signal semiconductor company from 2006 to 2008. Prior to that, Dr. Tewksbury served as managing director at Maxim Integrated Products, Inc., a designer, manufacturer and seller of high-performance semiconductor products, from 2000 to 2006. Dr. Tewksbury was a member of the board of directors of the Global Semiconductor Alliance from 2011 to 2013. Dr. Tewksbury holds a B.S. in Architecture and an M.S. and a Ph.D. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

Virginia Boulet has served as a member of Velodyne’s board of directors since November 2021 and was appointed Chairperson in July 2022. She served as a Managing Director of Legacy Capital, LLC from April 2014 until 2019. From 2014 through 2018, she was an adjunct professor of law at Loyola University Law School. From 2002 to March 2014, Ms. Boulet served as Special Counsel at the law firm of Adams and Reese, LLP. She also served as President and Chief Operating Officer of IMDiversity, Inc. from March 2002 to March 2004. Prior to 2002, Ms. Boulet was a partner at the law firms of Phelps Dunbar, LLP, and Jones Walker. Ms. Boulet serves as a director of W&T Offshore, Inc (WTI:NYSE), the Chairperson of its Nominating and Corporate Governance Committee and on its Audit and Compensation committees. Ms. Boulet received a B.A. from Yale University, and a J.D., cum laude, from Tulane University.

Ernest Maddock served as Chief Financial Officer of Micron Technology, Inc. from 2015 until his retirement in 2018. Prior to that, he served as Executive Vice President and Chief Financial Officer of Riverbed Technology, Inc. from 2013 to 2015. From 1997 to 2013, Mr. Maddock served in various roles at Lam Research Corporation, culminating in the position of Chief Financial Officer from 2008 to 2013. Mr. Maddock has served on the boards of directors of Ultra Clean Holdings Inc. (Nasdaq: UCTT) since June 2018, Avnet (Nasdaq: AVT) since August 2021 and Terdadyne (Nasdaq:TER) since November 2022. Mr. Maddock previously served on the Board of lntersil Corporation (Nasdaq: ISIL) from 2015 until its acquisition in 2011. Mr. Maddock received a BS in Industrial Management from the Georgia Institute of Technology and an MBA with a specialization in Finance from Georgia State University.

Kristin Slanina has served as a member of Velodyne Lidar’s board of directors since July 2021, and serves on Velodyne’s Audit Committee and Nominating and Corporate Governance Committee. Ms. Slanina is the Chief Innovation Officer at ParkMyFleet, a provider of parking locations and technology solutions for fleet operations, a position she has held since March 2021. Previously, she served as Chief Operating Officer of TrueCar, an automotive pricing and information website for new and used car buyers, from September 2020 to March 2021 where she led the newly formed solutions group and helped the company accelerate into its next phase of growth. Before Truecar, she was Chief Transformation Officer of Thirdware Consulting, an IT consulting organization, from January 2019 to September 2020, where she led the Emerging Technology group and paved the way for Thirdware’s status as a Tier 1 partner with Ford and other OEMs on vehicle software development, machine learning and blockchain technology. Prior, Ms. Slanina has held roles of increasing responsibility at Ernst & Young, a global professional services firm, and Fiat Chrysler Automobiles, a manufacturer of automobiles, after spending the first 18 years of her career at Ford Motor Company, beginning as a powertrain engineer. Ms. Slanina has served on the Board of Comstock Inc. (NYSE MKT: LODE) since May 2022. She holds an M.S. and a B.S. in Mechanical Engineering from Massachusetts Institute of Technology.

About Ouster

Ouster (NYSE: OUST) is building a safer and more sustainable future through its high-resolution digital lidar sensors for the automotive, industrial, smart infrastructure, and robotics industries. Ouster’s sensors offer an excellent combination of price and performance with the flexibility to span hundreds of use-cases and enable revolutionary autonomy across industries. With a global team and high-volume manufacturing, Ouster supports approximately 700 customers in over 50 countries. Ouster is headquartered in San Francisco, CA with offices in the Americas, Europe, Asia-Pacific, and the Middle East. For more information, visit www.ouster.com, or connect with us on Twitter or Linkedln.

About Velodyne

Velodyne (Nasdaq: VLDR) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, a global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), industrial, intelligent infrastructure and robotics. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, visit www.velodynelidar.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regulatory approvals; (III) the proposed merger may involve unexpected costs, liabilities or delays; (IV) the effect or the announcement, pendency or completion of the proposed merger on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other ircumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed merger, (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this press release. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Financial Disclosure Advisory

Ouster and Velodyne report financial results in accordance with U.S. generally accepted accounting principles. All financial data in this press release is preliminary and represents the most current information available to Ouster and Velodyne’s management, as financial closing procedures for the quarter and year ended December 31, 2022 are not yet complete. These estimates are not a comprehensive statement of either company’s financial results for the year ended December 31, 2022 and actual results may differ materially from these estimates as a result of the completion of normal year-end accounting procedures and adjustments, including the execution of internal control over financial reporting, the completion of the audit of the financial statements for the year ended December 31, 2022 and the subsequent occurrence or identification of events prior to the formal issuance of the fourth quarter and annual financial results.

Additional Information

In connection with the proposed merger Velodyne has filed with the SEC and mailed or otherwise provided to its stockholders a joint proxy statement/prospectus regarding the proposed merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND VELODYNE’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No

2022. Securityholders may obtain information regarding the names, affiliations and interests of velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed merger are included in the Joint Proxy Statement/Prospectus relating to the proposed merger filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s investor website at https://investors.ouster.com/ and Velodyne’s investor website at https://investors.velodynelidar.com/.

[1]	Cash balance indudes cash, cash equivalents, restricted cash and short-term investments as of December 31, 2022.
[2]

As previously disclosed, the Hercules debt facility requires a minimum $60 million cash balance be maintained by the combined company or the combined company would be obligated to repay the credit debt facility. Advances under the Loan Agreement bear interest at the rate of interest equal to greater of either (i) (x) the prime rate as reported in The wall Street Journal plus (y) 6.15%, and (ii) 9.40%, subject to compliance with financial covenants and other conditions.

[3]

Billings represents the dollar value of products and services provided during the current period and invoiced to the customer. Management uses this metric to track commercial growth, establish performance targets and make budgetary and operating decisions. Billings excludes the effect of the contra revenue recognized in connection with the Amazon warrants.

Ouster:

For Investors

Sarah Ewing

investors@ouster.io

For Media

Heather Shapiro

press@ouster.io

Velodyne:

For Investors

Jordan Darrow/Darrow Associates

lnvestorRelations@velodyne.com

For Media

Jane Maynard

PR@velodyne.com

Source: Ouster, Inc.

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